                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934


                               EDGAR Online, Inc.
                               ------------------
                                (Name of issuer)


                          Common Stock, $.001 par value
                          ----------------------------
                         (Title of class of securities)


                                     0-26071
                         -------------------------------
                                 (CUSIP number)


                                December 31, 2002
                         -------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ ] Rule 13d-1(b) [ ] Rule 13d-1(c) [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Susan Strausberg
------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

(a)       ----------
(b)       ----------
------------------------------------------------------------------
3.   SEC Use Only
------------------------------------------------------------------
4.   Citizenship or Place of Organization

          United States
------------------------------------------------------------------
Number of             5    Sole Voting Power
Shares                     82,867 (1)
Beneficially               ---------------------------------------
Owned by              6    Shared Voting Power
Each                       2,550,426
Reporting                  ---------------------------------------
Person                7    Sole Dispositive Power
With                       82,867 (1)
                           ---------------------------------------
                      8    Shared Dispositive Power
                           2,550,426
------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         2,633,293 (1) (2) (3)
------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares       -
------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

         15.5%
------------------------------------------------------------------
12.  Type of Reporting Person

          IN

(1) This amount includes 31,667 shares issuable upon exercise of options exercisable within 60 days.

(2) This amount does not include 31,667 shares issuable upon exercise of options exercisable within 60 days owned by Ms. Strausberg's husband, Marc Strausberg. Ms. Strausberg disclaims beneficial ownership of the options owned by her husband.

(3) This amount does not include 163,800 shares of common stock owned by Ms. Strausberg's husband, Marc Strausberg. Ms. Strausberg disclaims beneficial ownership of the shares owned by her husband.

Item 1(a).     NAME OF ISSUER:

               EDGAR Online, Inc.

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               50 Washington Street, Norwalk, CT 06854

Item 2(a).     NAME OF PERSON FILING:

               Susan Strausberg

Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

               50 Washington Street, Norwalk, CT 06854

Item 2(c).     CITIZENSHIP:

               United States

Item 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

Item 2(e):     CUSIP NUMBER:

               0-26071

Item 3:        REPORTING PERSON:

               IN

Item 4.        OWNERSHIP:

               See responses to Items 5-11 on page 2 above.

Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not Applicable

Item 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not Applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT

          HOLDING COMPANY:

          Not Applicable

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP:

          Not Applicable

Item 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

Item 10.  CERTIFICATION:

          Not Applicable


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2003




                                                       /s/ Susan Strausberg
                                                       --------------------
                                                       Susan Strausberg